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                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                            CAMBRIDGE, MASSACHUSETTS



                                                    September 21, 1998


BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


     Re:  Genzyme Corporation
          Registration Statement on Form S-3
          (Registration No. 333-26003)
          ----------------------------

Gentlemen and Ladies:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Genzyme Corporation (the "Company") hereby withdraws the Registration Statement on Form S-3 (Registration No. 333-26003) initially filed with the Securities and Exchange Commission on April 28, 1997. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. None of the shares which were to have been registered pursuant to the Registration Statement have been issued or sold.

      If you have any questions with respect to this letter, please call either Paul M. Kinsella of the law firm of Palmer & Dodge LLP at (617) 573-0513 or me at (617) 252-7803.



                                     Sincerely,



                                     GENZYME CORPORATION



                                     By:  /s/ David J. McLachlan
                                         --------------------------------------
                                         David J. McLachlan
                                         Executive Vice President, Finance and
                                         Chief Financial Officer





cc:  Jeffrey Riedler, Esq.
     David Link, Esq.
     Paul M. Kinsella, Esq.